Jessica L. Thomas, CFO
325 Washington Ave Ext,
Albany, NY 12205
+1-800-342-2203
+1-518-218-2511
jthomas@mtiinstruments.com

November 25, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re: Mechanical Technology, Incorporated
       Registration Statement on Form 10
       Filed September 30, 2020
       File No. 000-06890

Ladies and Gentlemen:

Mechanical Technology, Incorporated (the “Company”) has today filed Amendment No. 1 to its Registration Statement on Form 10 referenced above. For your convenience, the comments set forth in your letter (other than the final comment therein) are set forth below, followed by the Company’s responses.

Financial Statements for the Three and Six Months Ended June 30, 2020
Condensed Consolidated Statements of Operations (Unaudited), page F-3

1.     We see that in the three months ended June 30, 2020 you recognized $50,000 of cryptocurrency revenue with no related cost of sales. Please describe your basis under ASC 606 for recognizing revenue from the cryptocurrency transactions and tell us how you are accounting for and reporting the related costs of realizing this revenue.

Revenue is recognized under ASC 606 under Revenue from Contracts with Customers. When the Company has fulfilled the related steps to recognize revenue, as per ASC 606, revenue is recognized when cryptocurrencies are converted to U.S. dollars. For the period ended September 30, 2020 associated cost of sales for the cryptocurrency revenue has been identified as a line item. The costs included in the cost of revenue are the direct costs associated to the mining operation including electricity, rent, service providers and other overhead costs. In addition, we have also separately itemized the cost of cryptocurrency revenue. Please see page F-3 of the registration statement.

Condensed Consolidated Statements of Changes in Equity, page F-4

2.     Please revise to provide year-to-date periods with subtotals for the comparative prior interim period, i.e. a reconciliation covering each period for which an income statement is presented. Refer to Rule 8-03(a)(5) of Regulation S-X.

The Company has revised the registration statement in accordance with the Staff’s comment. Please see page F-4 of the registration statement.

325 Washington Avenue Extension | T:518.218.2550 F:518.218.2506 | www.mtiinstruments.com

Note 1. Nature of Operations, page F-6

3.     We see from your disclosure that on May 21, 2020 EcoChain closed its acquisition of the intellectual property of Giga Watt, Inc. and certain other property and rights of GigaWatt associated with GigaWatt's operation of a crypto-mining operation located in Washington State and those acquired assets will form the cornerstone of your new cryptocurrency mining operation. Please revise to disclose the total purchase price and clearly describe your accounting for the acquisition under ASC 805.

The Company has revised the registration statement in accordance with the Staff’s comment. Please see the discussion on page F-6 of the registration statement.

Note 9. Related Party Transactions

Soluna Transactions, page F-11

4.     We note that the Operating and Management Agreement requires, among other things, that Soluna provide developmental and operational services, as directed by EcoChain, with respect to the cryptocurrency mining facility in exchange for EcoChain's payment to Soluna of a one-time management fee of $65,000 and profit-based success payments in the event EcoChain achieves explicit profitability thresholds. Please revise your disclosure to provide the terms and amounts of these profit based success payments.

The Company has revised the registration statement in accordance with the Staff’s comment. Please see the discussion on page F-11 of the registration statement.

Financial Statements for the Years Ended December 31, 2019 and 2018

Independent Auditors Report, page F-16

5.     We note that the opinion from Wojeski & Company CPAs, P.C. references auditing standards generally accepted in the United States of America and does not conform to the format required by PCAOB AS 3101. Please amend the filing to include financial statements that are audited in accordance with the standards of the Public Company Accounting Oversight Board and a report of your independent auditors that full complies with the guidance in PCAOB AS 3101.06 through .10 and Article 2 of Regulation S-X. This includes the title, “Report of Independent Registered Public Accounting Firm”, the opinion included as part of the first section of the report, appropriate references to being registered with the PCAOB and its standards and a statement containing the year they began serving consecutively as auditor. Refer to PCAOB Release No. 2017-001.

The audit opinion has been revised in accordance with the referenced requirements. Please see page F-16 of the registration statement.

Note 2. Accounting Policies

Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts, page F-23

6.     Please expand your accounting policy to address how you determine the transaction price for your major contract types, including your assessment of variable consideration and the application of constraint. Explain more fully the nature of the products and services transferred, and provide us your analysis supporting your conclusion that your product and services revenues can be combined. Tell us why disaggregated disclosure by nature of activity, region, product type or other relevant category is not required under ASC 606-10-50-5 and 55-89 through 55-91.

The Company has revised the registration statement in accordance with the Staff’s comment. Please see the discussion on page F-23 of the registration statement. Revenue by segmentation disclosure can be located in footnote 14 on page F-37.

Accounting Updates Not Yet Effective, page F-26

7.     Please revise to disclose the expected effect of the adoption of ASU 2018-18,

Collaborative Arrangements on your financial statements, or tell us why such disclosure is not required.

The Company has revised the registration statement in accordance with the Staff’s comment. Please see the discussion on page F-27 and F-15 of the registration statement.

Note 11. Stock Based Compensation, page F-32

8.     Please revise to remove the impact of stock-based compensation expense on basic and diluted EPS as it represents a non-GAAP measure that is prohibited from the footnotes to your financial statements under Item 10(e)(1)(ii)(C) of Regulation S-K.

These references have been removed from the registration statement. Please see page F-34 of the registration statement.

*      *      *      *      *

We believe that the registration statement is responsive to your comments. If we can be of assistance in facilitating the staff’s review, please contact the undersigned at (518) 218-2511 or jthomas@mtiinstruments.com.

Sincerely,

Jessica L. Thomas
CFO